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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               THE RIVAL COMPANY
                           (NAME OF SUBJECT COMPANY)

                               THE RIVAL COMPANY
                       (NAME OF PERSON FILING STATEMENT)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                            ------------------------

                                   768020109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                          THOMAS K. MANNING, CHAIRMAN
                          AND CHIEF EXECUTIVE OFFICER
                               THE RIVAL COMPANY
                             800 EAST 101ST TERRACE
                          KANSAS CITY, MISSOURI 64131
                                 (816) 943-4100
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON
                     BEHALF OF THE PERSON FILING STATEMENT)

                            ------------------------

                                 WITH A COPY TO
                               KENT E. WHITTAKER
                                JAMES S. SWENSON
                           MORRISON & HECKER, L.L.P.
                        2420 PERSHING ROAD, FOURTH FLOOR
                        KANSAS CITY, MISSOURI 64108-2537
                                 (816) 221-0355
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ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name of the subject company is The Rival Company, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 800 East 101st Terrace, Kansas City, Missouri, 64131. The title of the class of equity securities to which this statement relates is the common stock, $.01 par value per share, of the Company (the "Common Stock").

ITEM 2.  TENDER OFFER OF PURCHASER.

     This statement relates to a cash tender offer by Holmes Products Corp., a Massachusetts corporation ("Parent"), and its wholly owned subsidiary, Moriarty Acquisition Corp., a Delaware corporation ("Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated December 23, 1998 (the "Schedule 14D-1"), to purchase all of the issued and outstanding shares of Common Stock (the "Shares") at a price of $13.75 per Share (such amount, or any greater amount per share paid pursuant to the Offer, being hereafter referred to as the "Per Share Amount"), net to the seller in cash, subject to reduction for any applicable back-up withholding or stock transfer taxes payable by the seller, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 1998, by and among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and satisfaction or waiver of all conditions to the Merger, including the conditions set forth below in the section entitled "The Merger Agreement -- Conditions To The Merger," Purchaser will be merged with and into the Company with the Company surviving the Merger (sometimes referred to herein as the "Surviving Corporation"). The Merger will become effective upon the filing of a Certificate of Merger with the Delaware Secretary of State, or at such later time as is specified in the Certificate of Merger (the "Effective Time"). A copy of the Merger Agreement is filed herewith as EXHIBIT 1 and is incorporated herein by reference.

     Based on the information in the Schedule 14D-1, the principal executive offices of Parent and Purchaser are located at 233 Fortune Boulevard, Milford, Massachusetts 01757.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) Person Filing Statement

     The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

     (b)Contracts, Agreements, Arrangements or Understandings; Actual and Potential Conflicts of Interest

     Except as set forth below, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest, between the directors, executive officers or affiliates of the Company and (i) the Company, its directors, executive officers or affiliates, or (ii) Parent, its directors, executive officers or affiliates.

     Stock Options. As of the Effective Time, each outstanding, unexercised stock option to purchase Shares (a "Company Stock Option") issued under the Company's 1986 Stock Option Plan (the "1986 Plan") and 1994 Stock Option Plan (the "1994 Plan") (collectively, the "Company Stock Option Plans") shall terminate and be canceled and each holder of a Company Stock Option shall be entitled to receive, in consideration therefor, a cash payment from the Company (which payment shall be tendered to such holder on the closing date of the Merger, or such earlier date after the consummation of the Offer and not later than five business days after the option holder shall have tendered the option to the Company and consented to its cancellation in exchange for payment) equal to the product of (a) the excess, if any, of (x) the Per Share amountover (y) the per Share exercise price of such Company Stock Option, times (b) the number of Shares subject to the Company Stock Option. Upon the termination of the Company Stock Options, the executive officers and directors of the Company will respectively receive the following amounts (assuming that the Merger

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Consideration is $13.75 per Share): Thomas K. Manning will receive $655,585;
William L. Yager will receive $536,000; Darrel M. Sanders will receive $47,250; and each of Jack J. Culberg, Todd Goodwin, John E. Grimm, III, Lanny R. Julian, Noel Thomas Patton and Beatrice B. Smith will receive $6,625.

     Change in Control Severance Agreements. The Company has entered into Change in Control Severance Agreements ("Severance Agreements") with Thomas K. Manning, William L. Yager and Darrel M. Sanders, executive officers and directors of the Company, and W. Mark Meierhoffer, an executive officer of the Company. Each of the Severance Agreements provides for the payment to the executive officer of severance pay equal to 2.99 times the executive's annual base salary, in twelve substantially equal monthly installments, in the event that, at any time after a Change in Control of the Company (as defined in the Severance Agreement, which definition includes the Purchaser's purchase of Shares pursuant to the Offer), the executive is discharged by the Company other than for Just Cause (as defined in the Severance Agreement), or the executive terminates his employment for Stated Cause (as defined in the Severance Agreement). Each of the Severance Agreements provides that any discharge of the executive by the Company within one year after a Change in Control shall conclusively be deemed to be a discharge other than for Just Cause. The form of Change in Control Severance Agreement entered into with each of the persons described above is attached hereto as EXHIBIT 2 and incorporated herein by reference.

     Indemnification of Officers and Directors and Insurance. Under the Merger Agreement, the Company will indemnify, defend and hold harmless all individuals who as of the date of the Merger Agreement were current or former directors, officers, employees, fiduciaries or agents of the Company and its subsidiaries (the "Indemnified Persons") to the fullest extent permitted under Delaware law, and after the Effective Time, Parent will, and will cause the Surviving Corporation to indemnify, defend and hold harmless the Indemnified Persons to the fullest extent permitted under Delaware law in connection with any threatened, pending or completed claim, action, suit, proceeding or investigation, to the extent that it was based on the fact that such Indemnified Person is or was a director, officer, employee, fiduciary or agent of the Company or its subsidiaries and arose out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time. Parent, the Company or the Surviving Corporation, as applicable, will advance expenses to the Indemnified Persons in advance of the final disposition of any such claim, action, suit, proceeding or investigation upon receipt of the undertaking required under Delaware law. In addition, Parent, the Company or the Surviving Corporation shall obtain a fully-paid officers' and directors' liability insurance policy covering the Indemnified Persons who are currently covered by the Company's officers' and directors' liability insurance policy for a term of six years on terms not materially less favorable to the Indemnified Parties than those in effect on the date of the Merger Agreement in terms of coverage and amounts.

     Executive Compensation Arrangements. Any other material contracts, agreements, arrangements or understandings between the Company and any director or executive officer of the Company with respect to services rendered to the Company by such persons as employees, directors or executive officers are described in the section entitled "Executive Compensation" in Annex I attached hereto.

THE MERGER AGREEMENT

     The following is a summary of the material terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed herewith as EXHIBIT 1 and is incorporated herein by reference.

     The Offer. The Merger Agreement provides for the making of the Offer. The Offer will be made by Purchaser. The obligation of Purchaser to accept payment or pay for Shares is subject, among other things, to the satisfaction of the Tender Offer Conditions (as described below). The Offer is initially scheduled to expire twenty business days after commencement of the Offer, at 12:00 midnight, New York City time, on January 25, 1999. Purchaser may, without the consent of the Company, (i) extend the Offer, at any time up to March 15, 1999, for one or more periods of not more than ten business days each, if any of the Tender Offer Conditions are not satisfied or waived, (ii) extend the Offer for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof

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applicable to the Offer, or (iii) if all of the Tender Offer Conditions are
satisfied or waived and the number of Shares tendered is at least equal to 70%, but less than 90%, of the then-outstanding number of Shares, further extend the Offer for an aggregate period of not more than ten business days beyond the then-scheduled expiration date. So long as the Merger Agreement is in effect, the Offer has been commenced and the Tender Offer Conditions have not been satisfied or waived, the Purchaser will cause the Offer not to expire prior to March 15, 1999. As used herein, the term "Expiration Date" means 12:00 midnight, New York City time, on January 25, 1999, unless and until Purchaser shall have extended the Offer as provided in the Merger Agreement, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire. If any and all of the Tender Offer Conditions are not satisfied prior to the Expiration Date, Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, to (i) decline to purchase any of the Shares tendered and terminate the Offer, subject to the terms of the Merger Agreement, (ii) waive any of the conditions to the Offer (including the Minimum Condition, as defined below under "Certain Conditions of the Offer," provided that no such waiver of the Minimum Condition shall decrease the Minimum Condition to less than a majority of the Shares on a fully diluted basis), to the extent permitted by applicable law and the provisions of the Merger Agreement, and, subject to complying with the applicable rules and regulations of the SEC, purchase all Shares validly tendered, (iii) subject to the terms of the Merger Agreement, extend the Offer and, subject to the right of stockholders to withdraw Shares until the Expiration Date, retain the Shares which will have been tendered during the period or periods for which the Offer is extended, or (iv) subject to the terms of the Merger Agreement, amend the Offer.

     Certain Conditions of the Offer. The Offer is conditioned upon, among other things, (a) the condition that there shall be validly tendered in accordance with the terms of the Offer prior to the expiration date of the Offer and not withdrawn a number of Shares which, together with any Shares then owned by Parent or Purchaser, represents at least 70% of the Shares then outstanding (the "Minimum Condition"), (b) the receipt of cash proceeds of the Financing (as described below) in an amount sufficient to consummate the transactions contemplated hereby pursuant to the terms of the Commitments (as described below) or such other terms as Parent and the Company shall agree or as are not materially more onerous to Parent than as set forth in the Commitments (the "Financing Condition") and (c) certain other conditions set forth in Annex I to the Merger Agreement (together with the Minimum Condition and the Financing Condition, the "Tender Offer Conditions"). Under Annex I to the Merger Agreement, Purchaser is not required to accept for payment or pay for Shares upon the occurrence of any of a number of specified events, including without limitation the following: (i) the institution of any action, suit or proceeding that in the reasonable judgment of Parent materially adversely affects or is reasonably likely to materially adversely affect the Company and its subsidiaries taken as a whole, or Parent and its subsidiaries taken as a whole, the Financing or the consummation of the transactions contemplated by the Merger Agreement, (ii) the taking of any action by any court or governmental entity that in the reasonable judgment of Parent is likely to result in any of the consequences in clause (i) above, (iii) any change, event or occurrence that, in the reasonable judgment of the Parent would have a material adverse effect upon the business, assets, properties, condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole, (iv) certain breaches of representations, warranties and covenants in the Merger Agreement by the Company, (v) termination of the Merger Agreement in accordance with its terms, (vi) certain material adverse changes in or material disruptions of financial, banking and capital market conditions, (vii) acquisition by any third party of beneficial ownership of 25% or more of the outstanding Shares , unless such shares have been validly tendered in the Offer and not withdrawn, (vii) the making or public proposal of a tender offer or exchange offer for more than 25% of outstanding Shares by a third party, (viii) withdrawal or modification by the Board of Directors of the Company in a manner adverse to Purchaser of its approval or recommendation of the Offer, the Merger Agreement or the Merger or recommendation or approval of an acquisition proposal by a third party, and (ix) receipt of required approvals from governmental entities. Reference is made to the Merger Agreement for a complete statement of the Tender Offer Conditions.

     Financing. Parent and Purchaser have received and accepted the following financing commitments (the "Commitments"): (a) a written commitment from BankBoston, N.A. for the provision of a senior credit facility or facilities for the transactions contemplated by the Merger Agreement, in an amount up to $325
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million, (b) a written commitment from BancBoston Robertson Stephens Inc and
Lehman Brothers Inc. for the issuance of senior subordinated debt securities for the transactions contemplated by the Merger Agreement in an amount of at least $30 million, and (c) written commitments from stockholders of Parent and their affiliates to subscribe for an aggregate of $50 million of equity securities of Parent to finance the transactions contemplated by the Merger Agreement (collectively the "Financing"). The Financing is subject to a number of conditions, including without limitation the following: (i) no material adverse change in the assets, business or financial condition of Parent and its subsidiaries, (ii) no material adverse change in the assets and business of the Company, (iii) no material adverse change in governmental regulation or policy affecting the lenders or Parent and its subsidiaries and (iv) no material changes or disruptions in the syndication, financial or capital markets that could materially impair the syndication of the debt portion of the Financing. The Offer to Purchase and Schedule 14D-1 contain a more complete summary of the terms and conditions of the Financing.

     The Company's Board of Directors. Effective upon the purchase of and payment for Shares by Purchaser pursuant to the Offer such that Purchaser shall own at least a majority of the Shares and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors that equals the product of (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors in accordance with the Merger Agreement) multiplied by (ii) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares outstanding on an undiluted basis, and the Company shall take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and/or securing the resignations of such number of incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors and to cause Parent's designees to be so elected. At such times, the Company will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Notwithstanding the foregoing, until the Effective Time, the Company shall use its best efforts to ensure that not less than two (2) persons who are directors on the date of the Merger Agreement shall remain as members of the Board of Directors (the "Continuing Directors") until the Effective Time, and Parent and Purchaser shall take no action (other than removal for cause) to prevent such Continuing Directors from so serving. In the event there is only one Continuing Director, such Continuing Director shall have the right to designate a person who is reasonably acceptable to Purchaser to become a Continuing Director.

     The Company's obligations to appoint designees to the Board of Directors is subject to Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The Company is required to promptly take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations in accordance with the Merger Agreement, including mailing to the stockholders as part of the Schedule 14D-9 the information required by such Section 14f-1, as is necessary to enable Parent's designees to be elected to the Board of Directors. Parent will supply to the Company in writing and be solely responsible for any information with respect to itself and its nominees, officers, directors and affiliates required by Section 14(f) and Rule 14f-1. For purposes of the Merger Agreement, "affiliate" shall mean, as to any person, any other person that would be deemed to be an "affiliate" of such person as that term is defined in Rule 12b-2 under the Exchange Act.

     Following the election or appointment of Parent's designees in accordance with the Merger Agreement and prior to the Effective Time, so long as there shall be at least one Continuing Director, any amendment of the Merger Agreement, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of Parent or Purchaser, any consent of the Company contemplated by the Merger Agreement, any extension of the Effective Time as provided in the Merger Agreement, any waiver of any of the Company's rights thereunder, any amendment to the Company's Restated Certificate of Incorporation or By-laws or any action taken by the Company that materially adversely affects the interests of the stockholders of the Company (other than Purchaser) with

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respect to the transactions contemplated by the Merger Agreement, will require the concurrence of at least one of the Continuing Directors.

     Vote Required to Approve Merger. Under the General Corporation Law of the State of Delaware (the "DGCL"), the approval of the Board of Directors of the Company and the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon are required to adopt and approve the Merger Agreement and the transactions contemplated thereby. The Company has represented in the Merger Agreement that the Board of Directors of the Company has unanimously approved the Merger Agreement, the Offer and the Merger and the other transactions contemplated thereby as required under the DGCL. Therefore, unless the Merger is consummated pursuant to the "short-form" merger provisions under the DGCL described below under "Short-Form Merger" (in which case no further corporate action by the stockholders of the Company will be required to complete the Merger), the only remaining required corporate action of the Company will be the approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of the holders of a majority of the outstanding Shares entitled to vote thereon. In the event that Parent and Purchaser acquire in the aggregate at least a majority of the outstanding Shares entitled to vote thereon, the vote of no other stockholder of the Company will be required to approve the Merger and the Merger Agreement. See "Tender and Voting Agreement."

     The Merger. The Merger Agreement provides that, if 70% or more of the outstanding Shares are validly tendered in the Offer and not withdrawn, Purchaser is required to consummate the Offer, subject to satisfaction or waiver of the other Tender Offer Conditions. If more than 50% and less than 70% of the Shares are validly tendered in the Offer and are not withdrawn, Purchaser may, but is not required to, purchase such Shares and consummate the Offer. If Parent purchases the Shares and consummates the Offer, upon satisfaction or waiver of the conditions described below under "Conditions to the Merger," and in accordance with Delaware law, Purchaser will be merged with and into the Company, with the Company surviving the Merger. If more than 50% and less than 70% of the Shares are validly tendered in the Offer and are not withdrawn, and if Purchaser does not acquire such Shares, then upon the written request of Parent or the Company to the other within five days following expiration of the Offer, the parties shall undertake in an expeditious manner the efforts required under the Merger Agreement to consummate and make effective the Merger, and the Company shall promptly call and hold a stockholders' meeting to consider approval of the merger of Purchaser with and into the Company with the Company surviving the Merger. Such Merger would be subject to satisfaction or waiver of the conditions described below under "Conditions to the Merger." In any case, upon consummation of the Merger, each outstanding Share (other than Shares held by stockholders who properly demand their appraisal rights under Delaware law, Shares held in the Company's treasury and Shares owned by Parent or Purchaser) will be converted into the right to receive the cash price per Share paid pursuant to the Offer, without interest thereon.

     Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the outstanding shares of each class of stock of another corporation, the corporation holding such stock may merge itself into such other corporation by vote of its directors without any action or vote on the part of the stockholders (a "short-form merger"). In the event that Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, then Parent shall effect a short-form merger without any approval of the stockholders of the Company by a vote of the Board of Directors of Purchaser, subject to compliance with the provisions of Section 253 of the DGCL. Accordingly, if as a result of the Offer or otherwise, Purchaser acquires at least 90% of the outstanding Shares, Parent shall effect the Merger without approval of any other stockholder of the Company.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver on or prior to the closing date of the Merger (the "Closing Date") of the following conditions, any and all of which may be waived, in whole or in part, jointly by Parent and the Company to the extent permitted by applicable law: (a) the Merger shall have been adopted and approved by the requisite vote of the holders of outstanding Shares, if required by the DGCL, (b) any waiting period under the The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the "HSR Act") applicable to the Merger shall have expired or been terminated and (c) there shall not be in effect any temporary restraining
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order, judgment, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, provided that the parties invoking this condition shall have used their best efforts to have any such order or injunction vacated. These conditions apply whether or not Purchaser has acquired Shares in the Offer.

     If Purchaser has not acquired Shares in the Offer, the obligations of Parent and Purchaser to effect the Merger are further subject to the satisfaction or waiver by Parent, on or prior to the Closing Date, of the following conditions: (a) the representations and warranties of the Company that are qualified by materiality shall be true and correct, and the representations and warranties of the Company that are not so qualified shall be true and correct in all material respects, individually and in the aggregate, as of the Closing Date as though made on and as of the Closing Date, except (i) for changes permitted or contemplated by the Merger Agreement, and (ii) in the case of any breach of such representations and warranties, where such breach or breaches would not, individually or in the aggregate, have a material adverse effect upon the business, assets, properties, condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole or prevent the Company from consummating the transactions contemplated by the Merger Agreement ("Material Adverse Effect"), (b) the Company shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants of the Company required to be performed or complied with by it under the Merger Agreement except, in the case of any breach of any such obligation, agreement or covenant, where such breach or breaches would not, individually or in the aggregate, have a Material Adverse Effect, (c) the Company shall have furnished Parent with such certificates and other documents to evidence the fulfillment of the foregoing conditions as Parent may reasonably request, (d) the Financing Condition shall have been satisfied, (e) all filings required to be made by the Company or its subsidiaries prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained by the Company or its subsidiaries prior to the Effective Time from, any governmental entities, which, either individually or in the aggregate, if not made or obtained would have a Material Adverse Effect on or after the Effective Time or would prevent consummation of the Merger, shall have been made or obtained (as the case may be), (f) between the date of the Merger Agreement and the Effective Time, there shall not have been a material adverse change in the business, assets, properties, condition (financial or otherwise), or results of operations of the Company and its subsidiaries taken as a whole and (g) the percentage of dissenting shares as to which appraisal rights shall have been exercised under the DGCL shall not be greater than 10% of the aggregate number of Shares outstanding immediately prior to the Effective Time.

     If Purchaser has not acquired Shares in the Offer, the obligations of the Company to effect the Merger are further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions: (a) the representations and warranties of Parent and Purchaser that are qualified by materiality shall be true and correct, and the representations and warranties of Parent and Purchaser that are not so qualified shall be true and correct in all material respects, individually and in the aggregate, as of the Closing Date as though made on and as of the Closing Date, except (i) for changes permitted or contemplated by the Merger Agreement, and (ii) in the case of any breach of such representations and warranties, where such breach or breaches would not, individually or in the aggregate, materially and adversely affect the consummation of the Merger, (b) Parent and Purchaser shall have performed in all material respects all obligations and complied in all material respects with all agreements and covenants required to be performed or complied with by them under the Merger Agreement, except, in the case of any breach of any such obligation, agreement or covenant, where such breach or breaches would not, individually or in the aggregate, materially adversely affect the consummation of the Merger,
(c) Parent shall have furnished the Company with such certificates and other documents to evidence the fulfillment of the foregoing conditions as the Company may reasonably request and (d) all filings required to be made by Parent or its subsidiaries prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained by Parent or its subsidiaries prior to the Effective Time from, any governmental entities, which, either individually or in the aggregate, if not made or obtained would prevent consummation of the Merger, shall have been made or obtained (as the case may be).

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     Termination of the Merger Agreement; Fees.  The Merger Agreement may be
terminated and abandoned at any time prior to the Effective Time, whether before or after approval of the Merger by the stockholders of the Company:

          (a) by mutual written consent of Parent and the Company prior to the purchase of Shares pursuant to the Offer; or

          (b) (A) by either Parent or the Company, if: (i) the Offer shall not have been commenced within the time period specified in the Merger Agreement, unless the failure to have commenced the Offer is as a result of any judgment, injunction, order, decree or other legal restraint or prohibition enjoining or otherwise restraining the commencement of the Offer, and provided notice of termination has been given prior to the actual commencement of the Offer (even if such commencement occurs later than the time period specified in the Merger Agreement), or (ii) the Offer shall have terminated or expired or been withdrawn in accordance with its terms without Purchaser having purchased any Shares pursuant to the Offer, or (iii) at any time after March 15, 1999 (or such later date to which the Offer shall have been extended pursuant to the Merger Agreement) the Offer has not been consummated; but only to the extent that the parties shall not then be required to proceed under the Merger Agreement and provided that the failure to commence or consummate the Offer, as the case may be, is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; or (B) by the Company prior to the purchase of Shares pursuant to the Offer, if any change to the Offer is made by Purchaser in contravention of the provisions of the Merger Agreement; or

          (c) by either Parent or the Company, if: (i) upon a vote at the Stockholders Meeting (as defined below), or any adjournment thereof, the adoption and approval of the Merger Agreement and the Merger by the stockholders of the Company required by Delaware law, the Company's Restated Certificate of Incorporation or By-laws or the terms of the Merger Agreement shall not have been obtained; or (ii) the Merger shall not have been consummated on or before June 15, 1999, provided that the failure to consummate the Merger is not attributable to the failure of the terminating party to fulfill its obligations pursuant to the Merger Agreement; or (iii) there shall be any law or regulation that makes consummation of the Offer or the Merger illegal or otherwise prohibited, or if any judgment, injunction, order or decree enjoining or otherwise restraining Purchaser from purchasing Shares pursuant to the Offer or Parent, Purchaser or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and non-appealable; provided that neither Parent nor the Company may terminate the Merger Agreement pursuant to clause (i) or (ii) above if Shares are purchased pursuant to the Offer; or

          (d) by the Company prior to the purchase of Shares pursuant to the Offer, immediately after payment to Parent of the Termination Amount (as defined below), if the Board of Directors shall have withdrawn or modified in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to permit the Company to execute an Acquisition Proposal (as defined below) providing for the acquisition of the Company by a Third Party (as defined below) as determined by the Board of Directors in good faith after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel) that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations to stockholders under applicable law; or

          (e) by Parent prior to the purchase of Shares pursuant to the Offer, if the Board of Directors of the Company shall have approved an Acquisition Proposal or withdrawn or modified (including by amendment of the Schedule 14D-9), in a manner adverse to Parent or Purchaser, the Board of Director's recommendation pursuant to the Merger Agreement; or

          (f) by Parent prior to the purchase of Shares pursuant to the Offer, if any of the conditions to closing by Parent and Purchaser set forth in the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by Parent, or if the Company shall breach in any respect any of its representations, warranties or obligations under the Merger Agreement and such breach shall have a

     Material Adverse Effect, and the Company shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date; or

          (g) by the Company prior to the purchase of Shares pursuant to the Offer, if any of the conditions to closing by the Company set forth in the Merger Agreement shall have become incapable of fulfillment, and shall not have been waived by the Company, or if Parent or Purchaser shall breach in any respect any of their respective representations, warranties or obligations under the Merger Agreement and such breach shall have a material adverse effect on the consummation of the transactions contemplated by the Merger Agreement, and Parent or Purchaser, as the case may be, shall not have provided reasonable assurance that such breach will be cured in all material respects on or before the Closing Date;

provided, however, that the Merger Agreement provides that the party seeking termination pursuant to clause (f) or (g) above shall not be in material breach of any of its representations, warranties, covenants or agreements contained in the Merger Agreement.

     Pursuant to the Merger Agreement, if the Merger Agreement is terminated pursuant to either clause (d) or (e) above, then the Company is required to (provided that neither Parent nor Purchaser is then in material breach of its obligations under the Merger Agreement) promptly (but not later than the second business day following such termination) pay to Parent the sum of $4.5 million in cash (the "Termination Amount")

     If (i) as of the expiration or other termination of the Offer in accordance with its terms, the number of Shares then validly tendered in the Offer and not withdrawn shall be equal to or less than 50% of the then outstanding number of Shares, and the Merger Agreement is terminated, (ii) all Tender Offer Conditions are otherwise satisfied at the time of the expiration or termination of the Offer, except as provided in the Merger Agreement and (iii) at any time prior to or within one year after termination of the Merger Agreement, the Company enters into an agreement relating to an Acquisition Proposal at a value (if the consideration is other than a cash payment) or at a price per Share to stockholders which is greater (after giving effect to any stock dividends, stock splits, recapitalizations and similar events affecting the Shares) than the per share price set forth in the Merger Agreement, with a person other than Parent or Purchaser or their Affiliates and Associates (each, as defined in the Merger Agreement), which agreement is consummated within such one year period, then, upon the Consummation thereof (as defined below), the Company shall pay to Parent the Termination Amount. At no time prior to or within one year after termination of the Merger Agreement shall the Company enter into any agreement relating to any such Acquisition Proposal which is to be Consummated within such one year period with a person other than Parent or Purchaser or their Affiliates and Associates unless such agreement provides that such person shall, upon the execution of such agreement, pay any Termination Amount due Parent under the Merger Agreement which at that time remains unpaid. Under the Merger Agreement, an Acquisition Proposal shall be "Consummated" on the first date after the execution thereof that the other party thereto acquires any Shares or assets of the Company or its Subsidiaries, whether by purchase, exchange, merger, consolidation or otherwise.

     Appraisal Rights. Holders of Shares do not have appraisal rights as a result of the Offer. However, if the Merger is consummated, holders of Shares will have appraisal rights with respect to such Merger. In such event, the Surviving Corporation will notify holders of outstanding Shares on the Effective Time of their rights pursuant to the provisions of Section 262 of the DGCL to dissent and demand appraisal of their Shares. Under Section 262 of the DGCL, dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest, if any. Any such judicial determination of the fair value of Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The values so determined could be more or less than the price per Share to be paid in the Merger.

     The foregoing summary of Section 262 of the DGCL does not purport to be complete and is qualified in its entirety be reference to Section 262 of the DGCL, a copy of which has been filed herewith as EXHIBIT 3. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

     Stockholders' Meeting. Pursuant to the Merger Agreement, following the consummation of the Offer or the satisfaction of the conditions described above under "The Merger Agreement -- The Merger," the Company will promptly take all action necessary in accordance with applicable law and its Restated Certificate of Incorporation and By-laws to duly call, give notice of, and convene a meeting of its stockholders (the "Stockholders' Meeting") to consider and vote upon the adoption and approval of the Merger Agreement and the Merger and all actions contemplated thereby which require approval and adoption by the Company's stockholders, unless the Merger may be effected as a short-form merger as described above under "Short-Form Merger" or pursuant to written consents. The Merger Agreement provides that the Company will, if required by applicable law to consummate the Merger, prepare and file with the SEC a preliminary proxy or information statement (the "Proxy Statement") and will use its commercially reasonable best efforts to respond to the comments of the SEC concerning the Proxy Statement and to cause the Proxy Statement to be mailed to the Company's stockholders, in each case as soon as reasonably practicable. The Company shall use its best efforts to cause the Fairness Opinion (as defined below) to be included as an exhibit to the Proxy Statement. Parent has agreed to cause all of the shares of capital stock of the Company held by Parent and/or Purchaser to be voted, either in person or by proxy, in favor of the adoption and approval of the Merger Agreement and the Merger at the Stockholders' Meeting.

     Other Offers. Pursuant to the Merger Agreement, the Company has agreed not to, nor to authorize or permit any of its representatives to, directly or indirectly, (i) solicit, initiate or knowingly encourage any Third Party (as defined below) with respect to the submission of any Acquisition Proposal (as defined below) or (ii) participate in any discussions or negotiations regarding, or furnish to any Third Party any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal; provided, however, that the foregoing shall not prohibit the Board of Directors of the Company (or, if applicable, a duly appointed committee thereof (the "Special Committee")) from: (i) furnishing information to, or entering into discussions or negotiations with, any Third Party in connection with an unsolicited bona fide Acquisition Proposal by such Third Party if, and to the extent that, the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is required for the Board of Directors of the Company to comply with its fiduciary obligations under applicable law; (ii) withdrawing or modifying its recommendation referred to in the Merger Agreement following receipt of a bona fide unsolicited Acquisition Proposal if the Board of Directors of the Company (or the Special Committee), after consultation with independent legal counsel (who may be the Company's regularly engaged independent counsel), determines in good faith that such action is necessary for the Board of Directors of the Company to comply with its fiduciary obligations under applicable law; or (iii) making to the Company's stockholders any recommendation and related filing with the SEC as required by Rule 14e-2 and 14d-9 under the Exchange Act, with respect to any tender offer, or taking any other equally required action (including, without limitation, the making of public disclosures as may be necessary or advisable under applicable securities laws); and provided further, that, in the event of an exercise of the Company's or its Board of Director's (or the Special Committee's) rights under clause (i), (ii) or (iii) above, notwithstanding anything contained in the Merger Agreement to the contrary, such action shall not constitute a breach of the Merger Agreement by the Company. The Company shall provide immediate written notice to Parent of the receipt of any oral or written inquiry or proposal from a Third Party with respect to a merger, consolidation, share exchange, tender offer or similar transaction involving the Company, or any purchase or other acquisition of all or substantially all of the assets or equity interests of the Company, other than the transactions contemplated by the Merger Agreement (an "Acquisition Transaction") and of the Company's intention to furnish information to, or enter into discussions or negotiations with, such person or entity, along with a copy of any such written inquiry or proposal and copies of any information furnished to such Third Party, to the extent not previously provided to Parent. For purposes of the Merger Agreement, (i) "Acquisition Proposal" means any written proposal with respect to an Acquisition Transaction that the Board of Directors of the Company (or the Special Committee), after consultation with and receipt of advice from the Company's financial advisor or another nationally recognized investment banking firm, determines in good faith in the exercise of its fiduciary obligations under applicable law to be more favorable than the transactions contemplated by the Merger

Agreement; and (ii) "Third Party" means any corporation, partnership, person or other entity or "group" (as defined in Section 13(d)(3) of the Exchange Act) other than Parent, Purchaser or any Affiliates of Parent or Purchaser and their respective directors, officers, employees, representatives and agents.

     Conduct of the Company's Business Until the Effective Time. Pursuant to and except as contemplated by the Merger Agreement, during the period from the date of the Merger Agreement to the Effective Time, the Company has agreed to operate, and cause each subsidiary to operate, its business in the ordinary course of business in a manner consistent with past practices. Without limiting the generality of the foregoing, during the period from the date of the Merger Agreement to the Effective Time, except as expressly contemplated by the Merger Agreement, and except for actions requested by a majority of those directors of the Company designated by Parent pursuant to the Merger Agreement, the Company has agreed not to, without the prior written consent of Parent:

          (i)(x) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of the Company's outstanding capital stock, except for a cash dividend of $.07 per Share which was paid on December 15, 1998, (y) split, combine or reclassify any of its outstanding capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its outstanding capital stock, or (z) purchase, redeem or otherwise acquire any shares of outstanding capital stock or any rights, warrants or options to acquire any such shares;

          (ii) issue, sell, grant, pledge or otherwise encumber any shares of its capital stock, any other voting securities or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities or convertible securities, except for the issuance of Shares upon exercise of Company Stock Options outstanding prior to the date of the Merger Agreement and disclosed in the Merger Agreement, or take any action that would make the Company's representations and warranties set forth in the Merger Agreement not true and correct in all material respects;

          (iii) amend its Restated Certificate of Incorporation or By-laws or the comparable charter or organizational documents of any of its subsidiaries;

          (iv) acquire any business or any corporation, partnership, joint venture, association or other business organization or division thereof (or any interest therein), or form any subsidiaries;

          (v) sell or otherwise dispose of any of its assets, except in the ordinary course of business, other than (x) obsolete or immaterial equipment or tooling, and (y) in connection with the restructuring described in the disclosure schedule to the Merger Agreement (the "Disclosure Schedule") and previously announced by the Company;

          (vi) make any capital expenditures, enter into leases or agreements for new locations, close any locations (other than in connection with the restructuring described in the Disclosure Schedule), or make other commitments with respect thereto, except capital expenditures, leases, agreements or commitments (x) set forth in the Disclosure Schedule, or (y) not exceeding $100,000 in the aggregate as the Company may, in its discretion, deem appropriate;

          (vii)(x) incur any indebtedness for borrowed money or guaranty any such indebtedness of another person, other than (A) borrowings in the ordinary course under existing lines of credit, (B) indebtedness owing to, or guaranties of indebtedness owing to, the Company or (C) in connection with the Financing, or (y) make any loans or advances to any other person, other than routine advances to employees;

          (viii) except as disclosed in the Disclosure Schedule, grant or agree to grant to any employee any increase in wages or bonus, severance, profit sharing, retirement, deferred compensation, insurance or other compensation or benefits, or establish any new compensation or benefit plans or arrangements, or amend or agree to amend any such existing plans, except
     (x) as may be required under existing agreements, and (y) customary increases in the ordinary course of business consistent with prior practice (not including, however, any new or additional benefit plan unless disclosed in the Disclosure Schedule);

          (ix) merge, amalgamate or consolidate with any other person or entity in any transaction, sell all or substantially all of its business or assets, or acquire all or substantially all of the business or assets of any other person or entity;

          (x) except as disclosed in the Disclosure Schedule, enter into or amend any employment, consulting (except for consulting agreements for development services for new products involving payments by the Company or any Subsidiary of less than $500,000 in the aggregate, prior to March 31, 1999, and less than $500,000 in the aggregate for the period from April 1, 1999 to June 30, 1999), severance or similar agreement with any person or amend the Company's engagement letter with NationsBanc Montgomery Securities LLC (sometimes referred to herein as the "Financial Advisor" or "NMS");

          (xi) change its accounting policies in any material respect, except as required by generally accepted accounting principles;

          (xii) except as set forth in the Disclosure Schedule, enter into any material contract, agreement or commitment not otherwise permitted under the Merger Agreement, including, without limitation, any contract, agreement or commitment involving expenditures by the Company or any of its Subsidiaries in excess of $50,000 or which is not terminable by the Company upon giving 30 days or less prior written notice, except in the ordinary course of business consistent with prior practice;

          (xiii) settle or compromise any pending or threatened suit, action or claim, except for products liability cases being defended in the ordinary course of business, if such settlement or compromise involves the payment of more than $100,000 by the Company or any subsidiary or would impose any material obligations on, or (other than releasing the Company's or any subsidiary's claim for relief in such proceeding and the Company's or any subsidiary's right to a trial of such claim) waive or affect any material right or interest of, the Company, any subsidiary, Parent or Purchaser; or

          (xiv) commit or agree to take any of the foregoing actions.

     Pursuant to the Merger Agreement, the Company, Parent and Purchaser agree not to take any action that would, or that could reasonably be expected to, result in (i) any of the representations and warranties of such party set forth in the Merger Agreement that are qualified as to materiality becoming untrue,
(ii) any of such representations and warranties that are not so qualified becoming untrue in any material respect or (iii) any of the conditions of the Offer set forth above under "Certain Conditions of the Offer" or of the Merger set forth above under "Conditions to the Merger" not being satisfied.

     Stock Options. Not later than the second business day following the execution and delivery of the Merger Agreement, the Company shall cause the committee administering each Company Stock Option Plan to provide to each holder of a Company Stock Option written notice regarding the termination of such Company Stock Option as contemplated by such Company Stock Option Plans. As of the Effective Time, each of the Company Stock Option Plans shall terminate and be of no further force or effect, and the Company shall take such action as shall be necessary to ensure, to Parent's reasonable satisfaction, that no holder of a Company Stock Option will have any right to acquire any interest under the Company Stock Option Plans in the Surviving Corporation.

     Representations and Warranties. The Merger Agreement contains various customary representations and warranties of the Company (which will not survive the earlier of the consummation of the Offer or Effective Time) relating to, among other things, (i) the Company's and its subsidiaries' due organization, power, standing and similar corporate matters; (ii) the Company's and its subsidiaries' capital structure; (iii) authorization, execution, delivery and enforceability of the Merger Agreement and related matters; (iv) governmental authorizations required in connection with the transactions contemplated by the Merger Agreement; (v) documents filed by the Company with the SEC and the accuracy of information contained therein; (vi) preparation of financial statements in accordance with generally accepted accounting principles applied on a consistent basis; (vii) absence of certain adverse changes or events;
(viii) absence of certain undisclosed liabilities; (ix) compliance with applicable laws; (x) litigation pending or threatened against the Company or any of its subsidiaries; (xi) governmental licenses and permits required to held by the Company; (xii) ownership and use of intellectual property by the Company and its subsidiaries; (xiii) material contracts of the Company; (xiv) environmental matters; (xv) labor relations and employment matters; (xvi) accuracy of information supplied by the Company for use in documents relating to the Offer and the Merger; (xvii) brokers' and financial advisors' fees; and (xviii) tax and employee benefits matters.

     Additional Agreements. The Merger Agreement provides that, subject to the conditions and other agreements set forth in the Merger Agreement, each of Parent, Purchaser and the Company will use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement. Each of the Company and Parent has agreed in the Merger Agreement to make as promptly as practicable all filings and notifications required to be made with, and seek all consents, approvals, permits and authorizations required to be obtained from, any third parties or Governmental Entities in connection with the Merger Agreement, including any filing necessary under the HSR Act.

     Amendments; Waivers. The Merger Agreement provides that, subject to the applicable provisions of the DGCL and certain provisions of the Merger Agreement, any provision of the Merger Agreement may be amended or waived prior to the Effective Time if such amendment or waiver is in writing and signed, in the case of any amendment, by the Company, Parent and Purchaser, or in the case of a waiver, by the party against whom the waiver is to be effective.

TENDER AND VOTING AGREEMENT

     Simultaneously with the execution of the Merger Agreement, the executive officers, the treasurer and the directors of the Company entered into a Tender and Voting Agreement with Parent and Purchaser (the "Tender and Voting Agreement"). The following is a summary of the material terms of the Tender and Voting Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which is filed herewith as EXHIBIT 4.

     Pursuant to the Tender and Voting Agreement, each of the executive officers, the treasurer and the directors of the Company agreed: (i) with respect to all of the Shares beneficially owned by such stockholder on December 17, 1998, the date of the Tender and Voting Agreement, and any additional Shares acquired by such stockholder in any capacity after December 17, 1998 (the "Owned Shares"), to tender such Owned Shares no later than three (3) days prior to the initial expiration of the Offer; (ii) to vote the Owned Shares in favor of the adoption of the Merger Agreement and the approval of the Merger, and against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or that would impede, interfere with, delay, postpone or attempt to discourage the Merger; (iii) to appoint Parent as such stockholder's proxy to vote the Owned Shares in connection with the Merger Agreement and the Merger; (iv) not to enter into any contract or understanding to convey any interest in or to the Owned Shares, or grant any proxy with respect to the Owned Shares, or deposit the Owned Shares into any voting trust, or subject the Owned Shares to any voting agreement, except that such stockholders may transfer any or all of the Owned Shares to a "Permitted Transferee" (as defined in the Tender and Voting Agreement), if such Permitted Transferee agrees to be bound by the terms of the Tender and Voting Agreement; and (v) not to solicit or initiate any Acquisition Proposal or other offer from any person or, except to the extent permitted by the Merger Agreement (as described above under "Other Offers"), engage in discussions or negotiations relating thereto. On December 17, 1998, such stockholders were the beneficial owners of an aggregate of 1,049,769 Shares, constituting approximately 11.3% of outstanding Shares.

     The Tender and Voting Agreement, and the obligations thereunder of the stockholders who are parties to such agreement, terminate upon the earlier of
(i) the consummation of the Merger; (ii) the termination of the Offer pursuant to the terms of the Merger Agreement without any Shares having been purchased pursuant thereto; and (iii) the termination of the Merger Agreement in accordance with its terms. The obligations of such stockholders thereunder may also be terminated by such stockholders if (i) Parent or Purchaser shall have failed to comply with any of its obligations under Article I of the Merger Agreement or (ii) Parent or Purchaser shall have violated any provisions of the Tender and Voting Agreement.

     The Tender and Voting Agreement contains representations and warranties of each of such stockholders regarding his or her unencumbered title to the Owned Shares and his or her authority and capacity to enter into and be bound by, and perform in accordance with, the terms of the Tender and Voting Agreement.

CONFIDENTIALITY AGREEMENT

     In connection with negotiations relating to the Offer and as a condition to the Company providing any non-public information to Parent, the Company and Parent entered into the Confidentiality Agreement, which provides generally that Parent and its representatives agree to use such non-public information solely for evaluating a possible transaction between the Company or its shareholders and Parent and agree to keep such non-public information confidential. The Confidentiality Agreement also contains "standstill" provisions which, without the consent of the Company, would prohibit Parent from: (i) acquiring or agreeing to acquire in any manner any securities or property of the Company or seeking or proposing to influence or control the management or the policies of the Company or to obtain representation on the Board of Directors, for a period of fifteen (15) months from the date of the Confidentiality Agreement; subject to certain exceptions, or (ii) soliciting as an employee any senior executive officer of the Company with whom Parent came in contact in connection with the consideration of a transaction with the Company, other than pursuant to a general solicitation not specifically directed at such officer, for a period of one (1) year from the date of the Confidentiality Agreement.

     The foregoing summary of certain provisions of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is incorporated herein by reference, and a copy of which is filed herewith as EXHIBIT 5.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (A) Recommendation of the Board of Directors.

     The Board of Directors (with one director absent) has (a) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to and in the best interest of the Company and its stockholders, (b) unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, which approvals are sufficient to render entirely inapplicable to the Offer and the Merger the provisions of Section 203 of the DGCL, assuming neither Parent nor Purchaser is an "interested stockholder" as defined therein, (c) taken such action as is necessary to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated thereby under the provisions of the Company's Restated Certificate of Incorporation and By-laws, and (d) subject to the terms of the Merger Agreement, resolved to recommend acceptance of the Offer and approval and adoption of the Merger Agreement and the Merger by its stockholders.

     (B) Background; Reasons for the Recommendation.

  Reasons For The Transaction.

     The Company completed an initial public offering in 1992. One reason for the offering was to enable the Company to make acquisitions. The intention was to expand the product line and broaden distribution. Over the next five years the Company made seven acquisitions. In fiscal years 1997, 1998 and 1999 the Company had restructuring charges as part of an effort to consolidate the acquired facilities. The effect was to cause the price of the Company's stock to decline. At the August 11, 1998 meeting of the Company's Board of Directors (the "Company's Board") it was recommended that the Company engage an investment advisor for the purpose of analyzing strategic alternatives available to the Company. A special committee was appointed by the Company's Board to select the advisor. The Company received a letter of interest on September 1 from Parent that accelerated the process.

  History of Events.

     In late 1997, Mr. Jordan A. Kahn, the President and Chief Executive Officer of Parent, contacted Mr. Thomas K. Manning, Chairman and CEO of the Company, about a potential merger. On December 15, Mr. Manning and Mr. Kahn met to discuss such a merger.

     In January, 1998 the senior managers of the companies, along with Parent's financial partner, Berkshire Partners LLC ("Berkshire"), met again. Mr. Manning and Kahn met once more on February 18. By March the two companies concluded that there was not agreement on a valuation and discussions ceased.

     From April through August 1998 the Company evaluated one potential acquisition and visited with another company and its corporate parent.

     In late August 1998 Mr. Kahn called Mr. Manning. He, Berkshire and their financial advisor, Donaldson, Lufkin & Jenrette ("DLJ") desired a meeting to discuss Parent's possible acquisition of the Company. On August 31, Mr. Manning and Mr. William Yager, the President and Chief Operating Officer of the Company, met with representatives of Parent. On September 1, the Company received a letter from Parent declaring its interest in pursuing the acquisition of the Company at $17.00 per share.

     On September 9, representatives of the Company were asked to meet with the management of another company within the industry to explore a possible merger. Nothing further developed from this meeting.

     On September 15th and 16th, the special committee of the Company's Board met with four financial institutions. This committee recommended that the Company retain NationsBanc Montgomery Securities LLC (referred to herein as "NMS") as financial advisor.

     On October 1, the Company signed a confidentiality agreement with Parent. On the same date NMS met in Boston with representatives of Parent, Berkshire and DLJ to learn the details of Parent's offer and the means of financing. The same day the members of the Company's Board were brought up to date on the discussions. A resolution was adopted authorizing the corporation's representatives to pursue the proposal made by Parent.

     On October 5, Messrs. Manning and Yager met with representatives of Parent to discuss the Company's first quarter results and financial projections.

     On October 7, Mr. Manning met with the CEO of another company within the industry who had expressed interest in a possible merger. Nothing further developed from that meeting until December 2, 1998.

     The Company's Board had a meeting on October 7. The discussions with Parent were covered. NMS reported on assurances made by Parent with respect to price and financing.

     During the weeks of October 12 and October 19, Parent conducted due diligence visits in Kansas City and other facilities. The visit included meeting with senior managers and examining of data prepared by the Company. The Company responded to numerous follow-up due diligence requests over the ensuing weeks.

     On November 4th, Parent, Berkshire and BankBoston, N.A. met with Messrs. Manning, Yager and Meierhoffer to review financial results for the first four months.

     During the week of November 16th, Parent revised its offer for the Company to $13.00 per share. This information was shared with the Company's Board on November 20 and a meeting of the Company's Board was scheduled for November 23.

     At this November 23 meeting, representatives of NMS reviewed the status of the discussions and their analysis of the offer. The Company's Board then reviewed with Messrs. Manning and Yager the status of the industry and the Company's business and financial prospects. Following general discussions, a resolution was adopted to report to Parent the Company's agreement to a cash tender offer at $15.00 if commenced expeditiously.

     On November 25th, the price of the Company's shares jumped almost 50% to $11.00 on very heavy trading. Rumors appeared on an Internet bulletin board about a possible acquisition of the Company. On

November 27th, in response to such stock activity, the Company issued a press release stating the company had hired NMS to evaluate an unsolicited offer to acquire the Company.

     On November 27, DLJ indicated to NMS that Parent was willing to pay $14.00 per share for the Company. On November 29th many of the Company's directors participated in a telephone meeting. NMS was advised to continue to work with Parent towards an agreement, and was also asked to contact other potential buyers. In response to one such contact, on December 2, the company with whom Mr. Manning met on October 7 expressed interest in the possible acquisition of the Company. They requested the opportunity to do an accelerated due diligence process. This was done December 3rd and 4th in Kansas City followed up by additional visits to other facilities the week of December 7th. On December 13, this company indicated that it would require several additional weeks of due diligence before it could make a proposal.

     On December 1st and 2nd officers and advisors of the Company met with the representative of Parent to work on definitive agreements. Mr. Manning met with Mr. Kahn at the same time.

     On December 14th and 15th, the Company's Board met for their regularly scheduled quarterly Board meeting. Mr. Jack Culberg was unable to attend for medical reasons. During this meeting the most recent offer from Parent of $13.25 was discussed. This offer had been given to NMS by DLJ on December 13. Details of the agreement and financing were also covered. The Company's Board authorized management to accept an offer of $13.75 per share.

     On December 17th, an agreement was signed, with Parent agreeing to proceed with a tender offer for shares of the Company at $13.75 per share.

  Factors Considered by the Company's Board of Directors.

     In approving the Merger Agreement and the transactions contemplated thereunder, and recommending that all stockholders tender their Shares in response to the Offer and vote their Shares in favor of the Merger Agreement, the Company's Board of Directors considered the following material factors:

          (i) The terms of the Merger Agreement and the fact that they were the product of arms'-length negotiations among the parties;

          (ii) The trading price of Shares, including recent trends;

          (iii) The Company's projected financial performance, competitive position and current trends in the industry;

          (iv) The results of the process undertaken by NMS to identify and solicit indications of interest from selected potential purchasers with respect to the purchase of the Company;

          (v) The oral opinion of NMS delivered to the Company's Board at its meeting held on the December 14 and 15, 1998 (which was subsequently confirmed in writing) (the "Fairness Opinion"), more fully described below.

          (vi) The fact that the terms of the Merger Agreement allow the Board of Directors, if required by its fiduciary duties, to withdraw its recommendation of the Merger to accept an acquisition proposal which is more favorable to the stockholders upon payment of a reasonable breakup fee;

          (vii) The fact that an affirmative vote of a majority of the outstanding Shares of the Company entitled to vote thereon is required to approve and adopt the Merger Agreement;

          (ix) The fact that the Offer made by Parent and Purchaser was for cash and was accompanied by financing commitments, subject to customary and usual conditions; and

          (x) The availability of dissenters' rights of appraisal in the Merger.

     The Company's Board of Directors did not assign relative weight to the above factors or determine that any factor was of particular importance. Rather, the Board of Directors view this position and its recommendations as being based on the totality of the information presented to it and considered by it.

     Opinion of Financial Advisor. On December 14, 1998, NMS delivered to the Board of Directors of the Company its opinion as investment bankers that, as of such date and subject to the conditions and limitations set forth therein, the consideration to be received by holders of Shares (other than Parent and Purchaser, and other than holders of dissenting Shares) pursuant to the Offer and the Merger is fair to such holders from a financial point of view. The Fairness Opinion contains certain important qualifications and a description of assumptions made, matters considered, areas of reliance on others and limitations on the review undertaken by NMS. The Fairness Opinion addresses only the financial fairness of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger and does not address the relative merits of the Offer and the Merger or any alternatives to the Offer and the Merger, the underlying decision of the Board of Directors of the Company to proceed with or effect the Offer and the Merger or any other aspect of the Offer and the Merger. The full text of the Fairness Opinion is set forth as an Annex to this Schedule 14D-9 and is incorporated herein by reference and should be read carefully and in its entirety in connection with the Offer and this
Schedule 14D-9. THE FAIRNESS OPINION, WHICH IS LIMITED TO AN ASSESSMENT, AS OF ITS DATE, OF THE FAIRNESS OF THE PROPOSED CONSIDERATION FROM A FINANCIAL POINT OF VIEW, IS ADDRESSED TO THE BOARD OF DIRECTORS FOR ITS USE IN CONNECTION WITH ITS REVIEW AND APPROVAL OF THE MERGER AGREEMENT, AND DOES NOT CONSTITUTE A RECOMMENDATION AS TO HOW ANY HOLDER OF SHARES SHOULD VOTE WITH RESPECT TO THE MERGER, OR WHETHER OR NOT ANY HOLDER OF SHARES SHOULD TENDER SUCH SHARES IN THE OFFER.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Board of Directors of the Company retained NMS as its financial adviser in connection with the Offer and the Merger. For its services in connection with the Offer and the Merger, the Company shall pay NMS a sale transaction fee equal to (a) 0.5% of the Aggregate Transaction Value up to $240 million; plus (b) 1% of the Aggregate Transaction Value in excess of $240 million and up to $265 million; plus (c) 2% of the Aggregate Transaction Value in excess of $265 million and up to $290 million, plus (d) 3% of the Aggregate Transaction Value in excess of $290 million and up to $315 million; plus (e) 4% of the Aggregate Transaction Value in excess of $315 million and up to $340 million, (f) 5% of the Aggregate Transaction Value in excess of $315 million. The Aggregate Transaction Value is defined as all cash, securities and notes paid or issued by the acquiring entity, plus (i) any borrowed money debt assumed or discharged in connection with any transaction; plus (ii) any other material long-term liabilities or obligations, including post-retirement medical liabilities or unfunded pension liabilities, which are applicable in the determination of proceeds to be paid in connection with a transaction. The sale transaction fee in connection with the Offer and the Merger is currently estimated to be approximately $1.8 million. The sale transaction fee is payable only if a sale transaction is completed.

     Upon retention of NMS, the Company paid NMS a non-refundable initial cash fee of $100,000, which will be credited against the sale transaction fee. An additional $250,000 became payable upon delivery of the Fairness Opinion on December 14, 1998, which also will be credited against the sale transaction fee. The Board of Directors was aware of this fee structure and took it into account in considering the Fairness Opinion.

     The Company also has agreed to reimburse NMS for its out-of-pocket expenses, including the fees and expenses of legal counsel and other advisors, and to indemnify NMS and certain related persons or entities against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) No transactions in the Shares have been effected during the past sixty
(60) days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, all of the Company's executive officers, directors and affiliates who own Shares presently intend to tender such Shares to Parent pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.

     (a) Except as set forth herein, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or
(iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as set forth herein, there are no transactions, Board of Directors' resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     The Information Statement attached hereto as Annex I is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the possible designation by Parent and Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's stockholders.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit No.

Exhibit 1 Agreement and Plan of Merger, dated as of December 17, 1998, by and among The Rival Company, Holmes Products Corp. and Moriarty Acquisition Corp.

Exhibit 2 Form of Change in Control Severance Agreements, between the Company and each of Thomas K. Manning, William L. Yager, Darrel M. Sanders and W. Mark Meierhoffer.

Exhibit 3  Section 262 of the General Corporation Law of the State of Delaware.

Exhibit 4 Tender and Voting Agreement dated December 17, 1998, by and among Parent, Purchaser and the directors and certain executive officers of the Company.

Exhibit 5 Confidentiality Agreement dated October 1, 1998 by and between Parent and BancAmerica Securities, Inc. on behalf of the Company.

Exhibit 6 Opinion of NationsBanc Montgomery Securities LLC* dated December 14, 1998.

Exhibit 7 Text of Press Release issued by Parent and the Company on December 17, 1998.

Exhibit 8  Letter to Stockholders.* dated December 23, 1998.
---------------
* Included in copies mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          The Rival Company

                                          By:     /s/ THOMAS K. MANNING
                                            ------------------------------------
                                                     Thomas K. Manning
                                            Chairman and Chief Executive Officer

Dated: December 23, 1998

                                    ANNEX I

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about December 23, 1998, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of The Rival Company, a Delaware corporation (the "Company") to holders of the shares of Common Stock, $.01 par value per share, of the Company (the "Shares"). You are receiving this Information Statement in connection with the possible election of persons designated by Holmes Products Corp. ("Parent") to a majority of the seats on the Board of Directors of the Company.

     On December 17, 1998, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and its wholly-owned subsidiary, Moriarty Acquisition Corp. ("Purchaser"). Subject to the terms and conditions of the Merger Agreement, (a) Parent has caused Purchaser to commence a tender offer (the "Offer") to purchase all issued and outstanding Shares at $13.75 per share, net to the seller in cash (subject to reduction only for any applicable back-up withholding or stock transfer taxes payable by the seller) and (b) upon consummation of the Offer and/or satisfaction of certain other conditions, Purchaser is to be merged with and into the Company. As a result of the consummation of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the
Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 23, 1998. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 25, 1999, unless the Offer is extended.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. As of December 17, 1998, there were approximately 9,294,227 Shares issued and outstanding.

              PROPOSED CHANGES TO THE COMPANY'S BOARD OF DIRECTORS

     Pursuant to the Merger Agreement and subject to compliance with applicable law, effective upon the purchase of and payment for Shares by Purchaser pursuant to the Offer, such that Purchaser shall own at least a majority of the Shares, and from time to time thereafter, Parent shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board of Directors of the Company that equals the product of (i) the total number of directors on the Board of Directors (giving effect to any increase in the number of directors pursuant to the Merger Agreement) multiplied by (ii) the percentage that the number of Shares owned by Parent and Purchaser bears to the total number of Shares outstanding on an undiluted basis. Pursuant to the Merger Agreement, the Company has agreed to take all action necessary to cause Parent's designees to be elected or appointed to the Board of Directors, including, without limitation, increasing the number of directors and/or securing the resignations of such number of incumbent directors as is necessary to enable Parent's designees to be elected to the Board of Directors. The Company has agreed that at such times it will use its best efforts to cause individuals designated by Parent to constitute the same percentage as such individuals represent on the Board of Directors of (x) each committee of the Board of Directors, (y) each board of directors of each subsidiary of the Company and (z) each committee of each such board. Pursuant to the Merger Agreement, the Company has agreed to use its best efforts until the effective time of the Merger ("Effective Time") to ensure that not less than two persons who are directors on the date of the Merger Agreement shall remain as members of the Board of Directors (the "Continuing

Directors") until the Effective Time, and Parent and Purchaser have agreed to take no action (other than removal for cause) to prevent such Continuing Directors from so serving. In the event there is only one Continuing Director, such Continuing Director shall have the right to designate a person, who is reasonably acceptable to Purchaser, to become a Continuing Director.

                              DESIGNEES OF PARENT

     Parent has informed the Company that it will choose its designees for the Board of Directors ("Parent Designees") from the persons listed below. Parent has also informed the Company that each of the Parent Designees has consented to act as a director, if so designated. Biographical information concerning each of the Parent Designees is presented below. The following biographical information has been provided to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

     None of the Parent Designees (a) is currently a director of, or holds any position with, the Company or (b) has a familial relationship with any of the directors or executive officers of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees beneficially owns any securities (or rights to acquire any securities) of the Company. The Company has been advised by Parent that, to Parent's knowledge, none of the Parent Designees has been involved in any transaction with the Company or any of its directors, executive officers, affiliates or associates that is required to be disclosed pursuant to the rules or regulations of the Securities and Exchange Commission, except as may be disclosed herein or in the Schedule 14D-9.

IDENTITY AND DESCRIPTION OF PARENT DESIGNEES.

     JORDAN A. KAHN, age 56, is President, Chief Executive Officer and a Director of Parent. Mr. Kahn is the founder of Parent and has served as its President and Chief Executive Offer and a director since its organization in 1982. Since 1968, Mr. Kahn has also been President of Jordan Kahn Co., Inc., a manufacturer's representative representing small electric personal appliance manufacturers, including Parent, to retailers across the Northeast.

     STANLEY ROSENZWEIG, age 34, has served Parent since 1991, initially as Vice President - Operations, and since 1993 as Chief Operating Officer and a director. From 1987 to 1988, Mr. Rosenzweig served as a management consultant with Bain & Company, and from 1988 to 1989 as a sales manager with Jolson Corporation, a Canadian appliance company.

     IRA MORGENSTERN, age 45 joined Parent as Senior Vice President -- Finance in August, 1998 from Diageo, PLC, a combination of the food and beverage business of Grand Metropolitan PLC and Guinness PLC, where he spent over six years in a number of financial management positions in the U.S. and London, including Vice President of Strategic Marketing Finance in the U.S. drinks division. Prior to Diageo, Mr. Morgenstern served as Vice President of Ditri Associates, Inc., a leveraged acquisition firm, consultant for Touche Ross, and internal auditor with Atlantic Richfield.

     GREGORY F. WHITE, age 34, has served as Executive Vice President, Sales and Marketing of Parent since 1995, and from 1993 to 1995 as Vice
President -- Marketing. He became a director in 1997. He served as Account Supervisor at Ammirati & Puris, an advertising agency from 1992 to 1993 and as Account Manager at the advertising agency D'Arcy, Masius, Benton & Bowles from 1991 to 1992.

     RICHARD K. LUBIN, age 52, is a Managing Director of Berkshire Partners, which he co-founded in 1986, and has been a director of many of the firm's manufacturing, retailing and transportation investments, including, among others, InteSys Technologies, Inc. and English Welsh & Scottish Railway, Ltd. In addition, Mr. Lubin is Treasurer of the Dana-Farber Cancer Institute and a Trustee of Beth Israel Deaconess Medical Center. He became a director of Parent in 1997.

     RANDY PEELER, age 34, is a Vice President of Berkshire Partners, where he has been employed since 1996. From 1994 to 1996, he was responsible for new business ventures at Health Advances, a healthcare industry consulting firm. From 1993 to 1994, he served as Chief of Staff to the Assistant Secretary for Economic Policy at the U.S. Department of the Treasury, and also serves as a director of Miami Cruise Services, Inc., Charrette Corporation and Weigh-Tronix, Inc. Prior to that, he was a consultant with Cannon Associates. He became a director of Parent in 1997, and also serves as a director of Miami Cruise Services, Inc., Charrette Corporation and Weigh-Tronix, Inc.

            CURRENT DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     Biographical information concerning each of the Company's current directors and executive officers as of December 17, 1998 is set forth below. Some of the current directors may resign effective immediately following the purchase of Shares by Purchaser pursuant to the Offer.

                               YEAR
                               FIRST
                              ELECTED
                              TO THE
NAME                    AGE    BOARD                     POSITION WITH COMPANY
----                    ---   -------                    ---------------------
Thomas K. Manning.....  56     1986     Chairman of the Board of Directors and Chief Executive
                                        Officer
William L. Yager......  50     1994     Director, President and Chief Operating Officer
Darrel M. Sanders.....  57     1994     Director, Senior Vice President -- Operations
W. Mark Meierhoffer...  50       --     Senior Vice President -- Finance and Administration
Jack J. Culberg.......  84     1986     Director
Todd Goodwin..........  67     1986     Director
John E. Grimm III.....  76     1994     Director
Lanny R. Julian.......  55     1994     Director
Noel Thomas Patton....  52     1995     Director
Beatrice B. Smith.....  57     1994     Director

     MR. MANNING was named Chairman of the Board of Directors and Chief Executive Officer effective June 30, 1996. He was President and Chief Executive Officer from 1989 until 1996 and has been employed by the Company for over 20 years.

     MR. YAGER was named President and Chief Operating Officer effective June 30, 1996. He was Senior Vice President -- Finance and Administration of the Company from February 1992 through June 1996 and has been employed by the Company since 1988.

     MR. SANDERS has been Senior Vice President -- Operations of the Company since 1992. He has been employed by the Company for over 30 years.

     MR. MEIERHOFFER has served as Senior Vice President -- Finance and Administration since November 1996. Prior to joining the Company in November 1996, Mr. Meierhoffer was Senior Vice President and Chief Operating Officer of DeMarche Associates, Inc., a national investment consulting firm, serving in such position from 1993 until 1996. Prior to 1993, Mr. Meierhoffer served in various capacities for Marion Merrell Dow, Inc. including as Vice President and International Treasurer.

     MR. CULBERG is an independent investor. He was Chairman of the Board of Directors from May 1988 through his resignation as Chairman on June 30, 1996.

     MR. GOODWIN has been a partner in Gibbons, Goodwin, van Amerongen ("GGvA"), a New York investment banking firm, for more than five years. Mr. Goodwin is also a member of the Board of Directors of Johns Manville Corporation, Merrill Lynch Institutional Funds and Wells Aluminum Corporation.

     MR. GRIMM has been Chairman and Chief Executive Officer of Midbrook, Inc., a New York business consulting firm, for more than ten years. Prior to that he was a corporate Vice President of the Colgate Palmolive Company.

     MR. JULIAN is President of Donlan Marketing Group, L.L.C., a marketing consulting company. He was previously President of Ambassador Cards, a division of Hallmark Cards, Inc., a position which he held from 1992 through 1994.

     MR. PATTON is an independent investor. He was the owner, Chairman and Chief Executive Officer of Patton Electric Company for more than five years prior to its acquisition by the Company in April 1995.

     MS. SMITH has been Dean of the College of Human Environmental Sciences at the University of Missouri in Columbia, Missouri for more than five years.

               MEETINGS OF THE BOARD OF DIRECTORS AND COMMITTEES.

     The Board of Directors conducts its business through meetings of the Board and through activities of its committees and, when appropriate, by unanimous written consent in lieu of meetings of the Board or its committees. The Board of Directors met four times during the year ended June 30, 1998. The committees of the Board are the Executive Committee, the Audit Committee and the Compensation and Stock Option Committee (the "Compensation Committee").

     The Executive Committee may be empowered to take all actions of the full Board of Directors at all times between regularly scheduled meetings of the full Board. The Executive Committee consists of Jack J. Culberg, Todd Goodwin, Thomas
K. Manning and Beatrice B. Smith. The Executive Committee did not meet during the year ended June 30, 1998.

     The Compensation Committee consists of Todd Goodwin, Chairman, John E. Grimm, III, and Lanny R. Julian. This committee administers the Company's Stock Option Plans and determines the level of executive compensation, including amounts to be allocated under the Company's incentive compensation plan for executive officers and other key managers. The Compensation Committee met once during the year ended June 30, 1998.

     The Audit Committee periodically reviews the Company's auditing practices and procedures and recommends independent auditors for selection by the full Board of Directors. The Audit Committee consists of Lanny R. Julian, Noel Thomas Patton and Beatrice B. Smith. This committee met once during the year ended June 30, 1998.

     The Company does not have a standing nominating committee of the Board or a committee performing a similar function.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The table below shows all plan and non-plan compensation awarded to, earned by, or paid to the Company's Chief Executive Officer ("CEO") and its four most highly compensated executive officers other than the CEO, for services rendered to the Company and its subsidiaries during the periods indicated. (See also the "Executive Compensation" section of the Company's Proxy Statement, dated September 15, 1998, filed with the Securities and Exchange Commission, which section is incorporated herein).

                                                                                  LONG-TERM
                                                                               COMPENSATION(4)
                                ANNUAL COMPENSATION                     -----------------------------
                           -----------------------------                  STOCK             ALL
                           FISCAL                                        OPTIONS           OTHER
NAME AND TITLE              YEAR      SALARY      BONUS     OTHER(1)    GRANTED(3)    COMPENSATION(5)
--------------             ------    --------    -------    --------    ----------    ---------------
Thomas K. Manning........   1998     $285,000         --    $ 8,950       25,000          $37,256
  Chairman of the Board     1997      270,000     28,337     11,948       25,000           48,346
  of Directors and Chief
  Executive Officer         1996      270,000    128,253      9,989       30,000           43,213

                                                                                  LONG-TERM
                                                                               COMPENSATION(4)
                                ANNUAL COMPENSATION                     -----------------------------
                           -----------------------------                  STOCK             ALL
                           FISCAL                                        OPTIONS           OTHER
NAME AND TITLE              YEAR      SALARY      BONUS     OTHER(1)    GRANTED(3)    COMPENSATION(5)
--------------             ------    --------    -------    --------    ----------    ---------------
William L. Yager.........   1998      200,000         --      6,540       15,000           26,715
  President and Chief       1997      200,000     17,992      6,402       12,000           29,163
  Operating Officer         1996      150,000     50,894      5,123       15,000           22,788
Darrel M. Sanders........   1998      165,000     33,413      5,321       10,000           21,840
  Sr. Vice President        1997      165,000     12,370      6,139        8,000           26,013
  Operations                1996      150,000     50,894      5,123       10,000           22,788
W. Mark Meierhoffer......   1998      155,000     31,388      1,471       10,000           15,765
  Sr. Vice President        1997       93,333     10,495         --       16,000              556
  Finance and
  Administration            1996           --         --         --
Neal Bastick(3)..........   1998      112,816     28,800         --        4,000           10,518
  Vice President            1997      109,529     20,246         --        4,000                0
  International Sales       1996           --         --         --           --               --
William Endres(2)........   1998      165,000         --         --           --           45,765
  Former Sr., Vice          1997      165,000     12,370      6,139        8,000           26,013
  President                 1996      150,000     50,894      5,123       10,000           22,788
  Sales and Marketing

---------------
(1) Other Annual Compensation consists solely of cash payments made in March of each year to reimburse participants in the Company's Secular Trust Plan for a portion of the income tax liabilities incurred as a result of participating in this non-qualified retirement plan.

(2) Mr. Endres resigned his position as Director and Senior Vice President of Sales and Marketing in November 1997. The Company continues to pay Mr. Endres his base salary for one year following termination under the terms of his employment agreement.

(3) Mr. Bastick's compensation is paid in Netherlands Guilders. For purposes of the presentation herein, the Guilders have been converted to U.S. dollars at the June 30, 1998 exchange rate of .4905.

(4) Stock Options are the only form of Long Term Compensation currently provided by the Company.

(5) The majority of All Other Compensation for the executive officers represents the Company's contributions to the Secular Trust Plan. The Secular Trust Plan was designed to replace benefits under the Company's defined benefit pension plan which are no longer available to the executive officers and certain other managers. Contributions to the Secular Trust Plan for fiscal year 1996, 1997 and 1998 were as follows: Mr. Manning, $42,657, $47,790,
    $36,700; Mr. Yager, $22,788, $28,607, $26,159; and Mr. Sanders, $22,788,
    $25,457, $21,284. The contribution for Mr. Meierhoffer for fiscal 1998 was $15,209. The balance of All Other Compensation represents the Company's payments for term life insurance and the Company's 401K matching contributions made on behalf of the executive officers.

STOCK OPTION GRANTS IN FISCAL 1998

     The following table provides information concerning stock options granted during the year ended June 30, 1998 to the named executive officers.

                                                                  INDIVIDUAL GRANTS
                                       -----------------------------------------------------------------------
                         NUMBER OF                                               POTENTIAL REALIZABLE VALUE AT
                         SECURITIES     % OF TOTAL                               ASSUMED ANNUAL RATES OF STOCK
                         UNDERLYING      OPTIONS                                 PRICE APPRECIATION FOR OPTION
                          OPTIONS       GRANTED TO     EXERCISE                             TERM(2)
                          GRANTED      EMPLOYEES IN     PRICE      EXPIRATION    -----------------------------
NAME                        #(1)       FISCAL YEAR     $/SHARE        DATE            5%              10%
----                     ----------    ------------    --------    ----------    ------------     ------------
Thomas K. Manning......    25,000          14.1%       $15.625      5/12/08        $245,662         $622,556
William L. Yager.......    15,000           8.5         15.625      5/12/08         147,397          373,533
Darrel M. Sanders......    10,000           5.6         15.625      5/12/08          98,265          249,022
W. Mark Meierhoffer....    10,000           5.6         15.625      5/12/08          98,265          249,022
Neal Bastick...........     4,000           2.3         15.625      5/12/08          39,306           99,609

---------------
1) The exercise price of each option was 100% of the fair market value of the Common Stock at the close of business on the date of grant. At the end of each year following the date of grant, 25% of the options become exercisable, with accumulation privileges.

2) These dollar amounts represent a hypothetical increase in the price of the Common Stock from the date the referenced options were granted until their expiration date at the rate of 5% and 10% per annum compounded.

AGGREGATED OPTION EXERCISES IN FISCAL 1998 AND 6/30/98 OPTION VALUES

     The table below provides information concerning stock options exercised during the year ended June 30, 1998 by the named executive officers and the number and value of unexercised options held by them as of June 30, 1998.

                                                                                   VALUE OF UNEXERCISED
                        OPTIONS EXERCISED         NUMBER OF UNEXERCISED                IN-THE-MONEY
                       --------------------         OPTIONS AT 6/30/98              OPTIONS AT 6/30/98
                        SHARES      VALUE      ----------------------------    ----------------------------
NAME                   ACQUIRED    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                   --------    --------    -----------    -------------    -----------    -------------
Thomas K. Manning....        0            0      162,414             66,250    $   633,419         $0
William L. Yager.....        0            0       81,040             34,000        522,490          0
Darrel M. Sanders....        0            0       41,500             23,500         42,750          0
W. Mark
  Meierhoffer........        0            0        4,000             22,000              0          0
Neal Bastick.........        0            0        2,000              8,000              0          0
William S. Endres....   27,540     $159,413            0                  0              0          0

RETIREMENT PLAN

     During the year ended June 30, 1990, the accrued benefits under the Company's defined benefit pension plan of certain individuals defined under the Internal Revenue Code as "highly compensated," including all of the executive officers employed by the Company, were vested and frozen at their accrued benefit levels. Certain executive officers will receive retirement benefits under the Company's retirement plan as a result of accrued benefits available to such officers at the time their benefits were frozen. At regular retirement age, monthly benefits will be available as follows: Mr. Manning ($3,410), Mr. Endres ($1,405) and Mr. Sanders ($1,944).

EMPLOYMENT AGREEMENTS

     The Company has entered into Employment Agreements ("Agreements") with Messrs. Manning, Yager, Meierhoffer and Sanders. Each of the Agreements provide for severance pay equal to twice the executive's annual base salary in the event that the executive is discharged by the Company, other than for just cause ( as defined in the Agreements).

DEFERRED COMPENSATION PLAN

     Each of such executive officers, except Mr. Bastick, defers a portion of his compensation under a Deferred Compensation Plan adopted by the Company. Amounts so deferred are payable upon death, retirement or change in control of the Company. The Offer and Merger will constitute such a change in control. The amounts to which such executive officers were entitled, as of June 30, 1998 were: Mr. Manning $212,222; Mr. Yager $197,248; Mr. Sanders $38,504; and Mr. Meierhoffer $14,520.

CHANGE IN CONTROL SEVERANCE AGREEMENTS

     The Company has entered into Change in Control Severance Agreements ("Severance Agreements") with Thomas K. Manning, William L. Yager and Darrel M. Sanders, executive officers and directors of the Company, and W. Mark Meierhoffer, an executive officer of the Company. Each of the Severance Agreements provides for the payment to the executive officer of severance pay equal to 2.99 times the executive's annual base salary, in twelve substantially equal monthly installments, in the event that, at any time after a Change in Control of the Company (as defined in the Severance Agreement, which definition includes the Purchaser's purchase of Shares pursuant to the Offer), the executive is discharged by the Company other than for Just Cause (as defined in the Severance Agreement), or the executive terminates his employment for Stated Cause (as defined in the Severance Agreement). Each of the Severance Agreements provides that any discharge of the executive by the Company within one year after a Change in Control shall conclusively be deemed to be a discharge other than for Just Cause.

DIRECTOR COMPENSATION

     Members of the Board of Directors, other than executive offices of the Company, receive fees of $5,000 per quarter for serving on the Board. In addition to the cash compensation, at each annual shareholders' meeting commencing with the 1995 meeting, each Outside Director elected to serve at such annual meeting receives a grant of a nonqualified stock option to purchase 1,000 shares, effective as of the date of the meeting, at an exercise price equal to the fair market value of the share on the date of grant, and which shall become exercisable in four equal annual installments.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee currently consists of Todd Goodwin, Chairman, John E. Grimm, III and Lanny Julian. There are no compensation committee interlocks involving these individuals.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding beneficial ownership of the Company's Common Stock by all present directors and the named executive officers. The table also sets forth the number of shares beneficially owned and the percentage of ownership of the Company's Common Stock by all directors and executive officers as a group and by each person who was known by the Company to own beneficially as much as five percent of the total outstanding shares of the Company's Common Stock as of the dates indicated. The table reports ownership as of August 25, 1998, except for Neuberger & Berman LLC, Franklin Templeton Group and Pioneering Management Corporation for which the Company relied on Forms 13(f) filed as of June 30, 1998.

                                                            AMOUNT AND NATURE
                                                              OF BENEFICIAL
                                                               SHAREHOLDER
SHAREHOLDER                                                   OWNERSHIP(1)       PERCENT OWNED(11)
-----------                                                 -----------------    -----------------
5% Shareholders:
  T. Rowe Price(2)........................................      1,132,000             11.5%
  Pioneering Management Corporation(3)....................        924,000               9.4
  Franklin Templeton Group(4).............................        870,400               8.8
  Neuberger & Berman LLC(5)...............................        713,900               7.2
  Royce & Associates, Inc.(6).............................        474,600               4.8
Directors and Named Executive Officers:
  Thomas K. Manning(7)....................................        261,977               2.7
  William L. Yager(8).....................................         88,840                .9
  Darrel M. Sanders.......................................         67,554                .7
  Jack J. Culberg.........................................         35,650                .4
  Todd Goodwin(9).........................................         57,988                .6
  John E. Grimm, III......................................          3,800                 *
  Lanny R. Julian.........................................          2,700                 *
  Noel Thomas Patton(10)..................................        851,500               8.6
  Beatrice Smith..........................................          2,700                 *
  W. Mark Meierhoffer.....................................          6,000                 *
  Neal Bastick............................................          2,000                 *
  All Directors and Executive Officers as a Group.........      1,380,709              14.0

---------------
 (1) The shares beneficially owned as scheduled above include those shares the following persons have the right to acquire within sixty days from August 25, 1998 by way of option exercise: Mr. Manning -- 162,414; Mr.
     Yager -- 81,040; Mr. Sanders -- 41,500; Mr. Meierhoffer -- 4,000; Mr. Bastick -- 2,000; Mr. Culberg -- 750; Mr. Goodwin -- 750; Mr.
     Grimm -- 1,500; Mr. Julian -- 1,500; Mr. Patton -- 1,500; and Ms.
     Smith -- 1,500. Out-of-the-money options are included in the shares presented as beneficially owned to the extent they are exercisable within 60 days of August 25, 1998.

 (2) T. Rowe Price Associates, Inc. (100 East Pratt Street, Baltimore, MD) ("Price Associates") is a registered investment advisor, which has sole investment power with respect to the shares indicated and sole voting power with respect to 116,200 shares. These securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

 (3) Pioneering Management Corporation (60 State Street, Boston, MA) is a registered investment advisor, which has sole investment power and sole voting power over all of the shares indicated.

 (4) Franklin Templeton Group (777 Mariners Island Blvd., San Marco, CA) is a registered investment advisor, which has sole investment power and sole voting power over all of the shares indicated.

 (5) Neuberger & Berman LLC (605 Third Avenue, New York, NY) ("N&B") is a registered investment advisor. In its capacity as investment advisor, N&B may have discretionary authority to dispose of or to vote shares that are under its management. As a result, N&B may be deemed to have beneficial ownership of such shares. N&B does not, however, have any economic interest in the shares. As of June 30, 1998, of the shares set forth above, N&B had shared investment power on 231,900 shares and sole voting power with respect to 482,000 shares. With regard to the shared voting power, Neuberger & Berman Management, Inc. and Neuberger & Berman Funds are deemed to be beneficial owners for purpose of Rule 13(d) since they have shared power to make decisions whether to retain or dispose of the securities. N&B is the sub-advisor to the above referenced Funds.

 (6) Royce & Associates, Inc. (1414 Avenue of the Americas, New York, NY) is a registered investment advisor, which has sole investment power and sole voting power over all of the shares indicated.

 (7) Includes 30,000 shares held by Mr. Manning's spouse. Mr. Manning shares voting and investment power with respect to these shares.

 (8) Includes 1,800 shares held by members of Mr. Yager's family. Mr. Yager shares voting and investment power with respect to these shares.

 (9) Includes 3,000 shares held by Mr. Goodwin's spouse as to which he disclaims beneficial ownership.

(10) Includes 843,948 shares held by a corporation in which Mr. Patton and his spouse each have a 50% ownership interest.

(11) For purposes of determining this percentage, the outstanding shares of the Company include shares which such persons have the right to acquire within sixty days by way of option exercise.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

     On December 15, 1998, the Company agreed to pay Noel Thomas Patton, a director of the Company, $150,000 to settle a claim asserted by Mr. Patton against the Company. The claim related to the Company's purchase in 1995 of the assets of Patton Electric Company, which was owned by Mr. Patton and his wife. Mr. Patton agreed to release the Company from such claim and to indemnify it from the claims of others arising from the situation.